UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                           Dealertrack Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    242309102
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
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    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (23A SBIC), L.P.
           13-3986302
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    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.  Sole Voting Power     5,612,821 shares of Common
  Beneficially Owned                                 Stock held in a voting
  by Each Reporting                                  trust, the trustee of which
  Person With:                                       has the voting power over
                                                     such shares except
                                                     1,763,965 (4.99% of the
                                                     35.350MM shares
                                                     outstanding) shares that
                                                     are voted by the reporting
                                                     person
                           -----------------------------------------------------
                           6.  Shared Voting Power
                           -----------------------------------------------------
                           7.  Sole Dispositive      5,612,821 shares of Common
                               Power                 Stock held in a voting
                                                     trust, the trustee of which
                                                     has the voting power over
                                                     such shares except
                                                     1,763,965 (4.99% of the
                                                     35.350MM shares
                                                     outstanding) shares that
                                                     are voted by the reporting
                                                     person
                           -----------------------------------------------------
                           8.  Shared Dispositive
                               Power
--------------------------------------------------------------------------------
 9.        Aggregate Amount Beneficially Owned by    5,612,821 shares of Common
           Each Reporting Person                     Stock held in a voting
                                                     trust, the trustee of which
                                                     has the voting power over
                                                     such shares except
                                                     1,763,965 (4.99% of the
                                                     35.350MM shares
                                                     outstanding) shares that
                                                     are voted by the reporting
                                                     person
--------------------------------------------------------------------------------
 10.       Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.       Percent of Class Represented by Amount in Row (9)       16.6%
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                  Page 2 of 12

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

            Dealertrack Holdings, Inc.

            Address of Issuer's Principal Executive Offices:

            1111 Marcus Avenue, Suite M04
            Lake Success, NY 11042

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (23A SBIC), L.P. ("JPMP 23A SBIC")

      Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            242309102

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned:

            JPMP 23A SBIC: 5,612,821

      (b)   Percent of Class:

            JPMP 23A SBIC: 16.6% (as of December 31, 2005)

      (c)   Number of shares as to which such person has:

            (i)   JPMP 23A SBIC: 5,612,821

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

            (ii)  Not applicable

            (iii) JPMP 23A SBIC: 5,612,821

            (iv)  Not applicable

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                            J.P. MORGAN PARTNERS (23A SBIC), L.P.

                            By:  J.P. Morgan Partners (23A SBIC Manager)., Inc.,
                                    Its General Partner

                            By: /s/ Jeffrey C. Walker
                                --------------------------------------------
                                Name:  Jeffrey C. Walker
                                Title:    President

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP Manager"), whose principal business office is located at the same address as JPMP (SBIC), and is also indirectly (through JPMP SBIC) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of JPMP Manager. As general partner of JPMP (SBIC), JPMP Manager may be deemed to beneficially own the shares held by JPMP (SBIC).

      JPMP Manager is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference and the names business addresses, principal occupations and employments of each of each executive officer and director of JPM Chase Bank. JPM Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                  J.P. Morgan Partners (23A SBIC Manager), Inc.
                  ---------------------------------------------

                             Executive Officers(1)
                             ---------------------

President                                      Jeffrey C. Walker*
Chief Investment Officer                       Arnold L. Chavkin*
Managing Director                              Srinivas Akkaraju*
Managing Director                              Christopher Albinson*
Managing Director                              Dr. Dana Beth Ardi*
Managing Director                              Christopher C. Behrens*
Managing Director                              John Breckenridge*
Managing Director                              Julie Casella-Esposito*
Managing Director                              Rodney A. Ferguson*
Managing Director                              Michael R. Hannon*
Managing Director                              Matthew Lori*
Managing Director                              Jonathan R. Lynch*
Managing Director                              Stephen McKenna*
Managing Director                              Sunil Mishra*
Managing Director                              Stephen P. Murray*
Managing Director                              Kevin O'Brien*
Managing Director                              Timothy Purcell*
Managing Director                              John Reardon*
Managing Director                              Faith Rosenfeld*
Managing Director                              Shahan D. Soghikian*
Managing Director                              William Stuek*
Managing Director                              Lauren Tyler*
Managing Director                              Timothy J. Walsh*
Managing Director                              Richard D. Waters, Jr. *
Managing Director                              Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------
                               Jeffrey C. Walker*

-----------------------------

(1)   Each of whom is a United States citizen

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                  J.P. MORGAN CHASE BANK, NATIONAL ASSOCIATION
                  --------------------------------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

Chairman of the Board                              William B. Harrison Jr.*
President and Chief Executive Officer              James Dimon*
Chief Information Officer                          Austin A. Adams*
Co-CEO, Investment Bank                            Steven D. Black*
Chief Executive Officer and
   Executive Vice President, Card Services         Richard J. Srednicki*
Chief Financial Officer                            Michael J. Cavanagh*
Chief Administrative Officer                       Frank Bisignano *
Director of Human Resources                        John F. Bradley*
Co-General Counsel                                 Joan Guggenheimer*
Chief Investment Officer                           Ina R. Drew *
Head, Commercial Banking                           Samuel Todd Maclin*
Head, Strategy                                     Jay Mandelbaum*
Co-General Counsel                                 William H. McDavid*
Treasury & Securities Services                     Heidi Miller*
Head, Retail Financial Services                    Charles W. Scharf*
Head, Asset & Wealth Management                    James E. Staley*
Chief Risk Officer                                 Don M. Wilson III*
MD & Co-CEO, Investment Bank                       William T. Winters*

----------------------

(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                  Directors(1)
                                  ------------

                                         Principal Occupation or Employment;
Name                                     Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.                 Chairman and Chief Executive Office
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                              President and Chief Operating Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, New York 10017
--------------------------------------------------------------------------------
David A. Coulter                         Chairman, West Coast Region
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, New York 10017
--------------------------------------------------------------------------------
Michael J. Cavanaugh                     Chief Financial Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, New York 10017
--------------------------------------------------------------------------------
Charles W. Scharf                        Head of Retail Financial Services
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, New York 10017
--------------------------------------------------------------------------------
Don M. Wilson III                        Chief Risk Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, New York 10017
--------------------------------------------------------------------------------

----------------------------
(1)   Each of whom is a United States citizen.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                                                      SCHEDULE C

                              JPMORGAN CHASE & CO.
                              --------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------

Chairman of the Board                              William B. Harrison Jr.*
President and Chief Executive Officer              James Dimon*
Chief Information Officer                          Austin A. Adams*
Co-CEO, Investment Bank                            Steven D. Black*
Chief Executive Officer and
  Executive Vice President, Card Services          Richard J. Srednicki*
Chief Financial Officer                            Michael J. Cavanagh*
Chief Administrative Officer                       Frank Bisignano *
Director of Human Resources                        John F. Bradley*
Co-General Counsel                                 Joan Guggenheimer*
Chief Investment Officer                           Ina R. Drew *
Head, Commercial Banking                           Samuel Todd Maclin*
Head, Strategy                                     Jay Mandelbaum*
Co-General Counsel                                 William H. McDavid*
Treasury & Securities Services                     Heidi Miller*
Head, Retail Financial Services                    Charles W. Scharf*
Head, Asset & Wealth Management                    James E. Staley*
Chief Risk Officer                                 Don M. Wilson III*
MD & Co-CEO, Investment Bank                       William T. Winters*

-----------------------------

(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

                                  DIRECTORS(2)
                                  ------------

Name                           Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer               Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                  Former Chairman and CEO
                               TIAA - CREF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy            Retired Chairman of the Board
                               Honeywell International Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke               President
                               Comcast Cable Communications, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                 President
                               Henry Crown and Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                    President and Chief Executive Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
William H. Gray, III           Retired President and Chief Executive Officer
                               The College Fund/UNCF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

-----------------------------
(2)   Each of whom is a United States citizen.

                                  SCHEDULE 13G

Issuer:  Dealertrack Holdings, Inc.                        CUSIP No.:  242309102
--------------------------------------------------------------------------------

Name                           Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.       Chairman of the Board
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.          Chairman and Chief Executive Officer
                               Clear Creek Properties, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                 Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                Owner
                               John W. Kessler Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                 Senior Advisor
                               JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian           Chairman and Chief Executive Officer
                               Masco Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                 Chairman and Chief Executive Officer
                               Yum! Brands, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
William C. Weldon              Chairman and Chief Executive Officer
                               Johnson & Johnson
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------